Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries of the Company, doing business under the name stated.

Name	Country or State of Incorporation

Cuisine Solutions Europe SAS	France
Concept Cuisine Solutions SRL	Spain
FiveLeaf, Inc.	U.S.